Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES TSX APPROVAL TO INCREASE NCIB SHARE PURCHASES AND AMENDMENT TO DIVIDEND RECORD DATE
Edmonton, Alberta, May 25, 2017 - North American Energy Partners Inc. (“NAEP” or the “Company”) (TSX:NOA/NYSE:NOA) today announced that in connection with the previously announced amendments to its normal course issuer bid (“NCIB”) through the facilities of the Toronto Stock Exchange (“TSX”), the TSX has approved the increase to the number of common shares the Company is authorized to purchase under its NCIB, commencing June 1 2017, by 838,119 common shares.
Accordingly, under the amendment authorized by the TSX, the Company is now authorized to acquire an aggregate of 2,733,482 common shares under its NCIB as of June 1, 2017, of which 1,895,295 common shares have been previously acquired at an average price of $5.07 CDN.  The Company confirms that it continues to be in compliance with the normal course issuer bid exemptions prescribed under National Instrument 62-104 – Take-Over Bids and Issuer Bids.
The Company also advises that the record date for the two Canadian cents ($0.02) per common share dividend (the “Dividend”) previously announced on May 2, 2017 is amended such that the Dividend will be payable to common shareholders of record at the close of business on June 7, 2017, rather than close of business on May 31, 2017.  The Dividend will still be paid on July 7, 2017 and remains an eligible dividend for Canadian income tax purposes.
About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.
For further information contact:
David Brunetta, CPA, CMA
Director, Finance and Information Technology
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca
Since 1953  •  Heavy Construction & Mining
Suite 300, 18817 Stony Plain Road, Edmonton, Alberta  T5S 0C2  Canada  Phone 780.960.7171
www.nacg.ca